                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D
                              (AMENDMENT NO. 3)


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            HOMEOWNERS GROUP, INC.
                      ---------------------------------
                               (Name of Issuer)

                        Common Stock ($0.01 par value)
                      ---------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                  43739N107
                                (CUSIP NUMBER)

         D. Robert Crants               Copy To: Elizabeth E. Moore
         DC Investment Partners LLC              Stokes & Bartholomew, P.A.
         220 Abbott Martin Road, Suite 201       424 Church Street, 28th Floor
         Nashville, Tennessee 37215              Nashville, Tennessee 37219-2386
         Tel. (615) 460-1220                     Tel. (615) 259-1450


                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                              December 24, 1996
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following pages)


                            (Page 1 of 6 Pages)
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CUSIP No. 43739N107             SCHEDULE 13D   Page     2    of     6     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          DC INVESTMENT PARTNERS OPPORTUNITY FUND, L.P. (62-1627912)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          Tennessee
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares                      906,500
 Beneficially          --------------------------------------------------------
  Owned by             (8)     Shared Voting Power
    Each
  Reporting            --------------------------------------------------------
 Person With           (9)     Sole Dispositive Power

                               906,500
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          906,500
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          16.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                             HOMEOWNERS GROUP, INC.

                         AMENDMENT NO. 3 TO SCHEDULE 13D

             Reference is hereby made to the Schedule 13D originally filed with the Securities and Exchange Commission on October 15, 1996,
   as amended by Amendment No. 1 to Schedule 13D filed on October 16, 1996 and Amendment No.2 to Schedule 13D filed on December 3, 1996. Terms defined in the
 Schedule 13D as amended by Amendment No. 1 to Schedule 13D and Amendment No. 2
                 to Schedule 13D are used herein as so defined.


Item 1.           Security and Issuer.

         This statement relates to the Common Stock (the "Common Stock"), of Homeowners Group, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 400 Sawgrass Corporate Parkway, Sunrise, Florida 33325-6235.

Item 2.           Identity and Background.

         This statement is filed by DC Investment Partners Opportunity Fund, L.P., a Tennessee limited partnership ("DC Investment L.P."). The principal business of DC Investment, L.P. is that of a private investment partnership. The principal business and principal office address of DC Investment, L.P. is 2200 Abbott Martin Road, Suite 201, Nashville, Tennessee 37215. The sole general partner of DC Investment, L.P. is DC Investment Partners, LLC a Tennessee limited liability company ("DC Partners"). The principal business of DC Partners is that of acting as general partner of DC Investment L.P. and one other private investment partnership. DC Partners' principal business and principal office address is 2200 Abbott Martin Road, Suite 201, Nashville, Tennessee 37215. The members of DC Partners consists of three citizens of the United States and one Arkansas corporation and their respective principal business addresses and principal occupations are as follows:

Members              Address                               Occupation
-------              -------                               ----------

D. Robert Crants     DC Investment Partners LLC            Co-Manager,
                     2200 Abbott Martin Road               DC Partners
                     Suite 201
                     Nashville, TN  37215

Michael W. Devlin    DC Investment Partners LLC            Co-Manager,
                     2200 Abbott Martin Road               DC Partners
                     Suite 201
                     Nashville, TN  37215

Lucius E. Burch      Massey Burch Investment Group, Inc.   Chairman, Massey
                     301 25th Avenue North                 Burch Investments, a
                     Suite 103                             venture capital
                     Nashville, TN  37203                  company

                               (Page 3 of 6 Pages)

Stephens Group, Inc.    111 Center Street          Affiliate/Stephens, Inc.
                        Suite 2400                 Private Investment
                        Little Rock, AR  72201     Banking firm


         (d) None of the entities or person identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or other Consideration.

         Item 3 is hereby amended and restated to read in its entirety as follows:

         The amount of the funds used in purchasing the securities reported as beneficially owned in Item 5 hereof was approximately $1,747,943.00. DC Investment L.P. obtained the funds for these transactions from its general operating funds. DC Partners, as the general partner of DC Investment L.P., may be deemed to beneficially own the securities owned by DC Investment, L.P.

Item 4.           Purpose of Transaction.

         DC Investment L.P. purchased the Securities as an investment opportunity.

Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated to read in its entirety as follows:

         (a) DC Investment L.P. is the beneficial owner of 906,500 shares of Common Stock (approximately 16.3% of the shares of Common Stock of the Issuer). DC Investment L.P. became the benefical owner of an amount in excess of 5% of the Issuer's outstanding Common Stock on October 9, 1996 as reflected by the filing of the original Schedule 13D on October 15, 1996. Since October 9, 1996, DC Investment L.P. has made the following purchases of Issuer's common stock increasing its beneficial ownership to its present level:


                     Date                         Number of Shares
                     ----                         ----------------
               October 10, 1996                        155,000
               October 11, 1996                         20,000
               October 14, 1996                         30,000
               October 15, 1996                         15,000
               October 17, 1996                         10,000


                               (Page 4 of 6 Pages)


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               November 8, 1996                         35,000
               November 12, 1996                         5,000
               November 20, 1996                        10,000
               November 22, 1996                        50,000
               November 29, 1996                       180,000
               December 9, 1996                         10,000
               December 12, 1996                        10,000
               December 17, 1996                        30,000
               December 24, 1996                         6,500



(b) DC Investment L.P. is the beneficial owner of all of the shares of Common Stock to which this Statement relates held in its name, and has sole power to vote and dispose of all such shares. DC Partners, as the general partner of DC Investment, L.P. may be deemed to beneficially own the securities owned by DC Investment, L.P.

         (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in this Issuer's securities since the most recent filing on Schedule D.

         (d) No person other than DC Investment L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by DC Investment L.P.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer.

         None.

Item 7.           Material to be filed as Exhibits.

         None.


                               (Page 5 of 6 Pages)


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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 10, 1997       DC INVESTMENT PARTNERS
     -------------------     OPPORTUNITY FUND, L.P.

                             By:  DC Investment Partners, LLC, General Partner



                             By:     Doctor R. Crants
                                --------------------------------------

                             Title:  Managing Partner
                                   -----------------------------------



                               (Page 6 of 6 Pages)